

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via E-mail</u>
Frederick M. Pevow
Chief Executive Officer
Gateway Energy Corporation
1415 Louisiana Street, Suite 4100
Houston, TX 77002

      Re: **Gateway Energy Corporation**
               Form 8-K Item 4.02
               Filed March 13, 2013
               File No. 000-06404

Dear Mr. Pevow:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Andrew D. Mew

                            Andrew D. Mew
                            Accounting Branch Chief